

January 21, 2005

<u>**via facsimile and U.S. mail**</u>

Mr. Scott T. Hargreaves
Chief Financial Officer
Enernorth Industries, Inc.
2 Adelaide Street West
Suite 301
Toronto, Ontario M5h 1L6
Canada

   Re: **Enernorth Industries**
      Form 20-F, Filed 10/20/04
      File No. 0-29586

Dear Mr. Hargreaves:

   We have reviewed the above filings and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management's Discussion and Analysis. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended June 30, 2004

General

1.   We note on the 'Table of Contents' page in Part 1 that page numbers were assigned to each section of the document; however, page numbers did not appear to be in the document on EDGAR. It would be helpful to ensure that each page of the document is numbered in future filings.

Operating and Financial Review and Prospects

        Liquidity and Capital Resources

2.   In the Oil and Gas Division section of the Business Overview, you state that the Oil and Gas Division "commenced operations in February of 2001 as part of an initiative to increase corporate cash flow." However, we are unable to locate any disclosure explaining the extent to which you have been successful in this regard. We believe it would be beneficial, in discussing liquidity, to discuss the viability of the oil and gas operations for the Company and the respective long term plans and objectives that could affect future cash flows. For example, it would be helpful to discuss your production levels and the extent to which you have replaced reserves each period since production commenced. As you know, when discussing reserve replacement, it is important to distinguish between changes arising through acquisition, changes in the assumptions underlying your reserve estimates, and exploration activities.

3.   We note that you identify several categories of accounting where critical estimates are necessary to record the activity presented in your financial statements. However, your disclosures appear to lack association with specific estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. It seems you may need to expand your disclosure to address the assumptions made in specific instances where uncertainties exist and where different assumptions could have reasonably been used in making your estimates to comply with the instructions in Item 5.B. of Form 20-F and FRC Section 501.14. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information.

Financial Statements

Audit Report

4.   We note that your auditors have inappropriately made reference to "U.S. generally accepted auditing standards" in their August 31, 2004 report, rather than "the standards of the Public Company Accounting Oversight Board (United States), which became a requirement for audit reports dated after May 24, 2004. Please refer your auditors to SEC Release No. 34-49707, approving PCAOB Auditing Standard 1.

Statement of Cash Flows

5.   On the face of the Statement of Cash Flows, it appears as though the underscore in the operating section should be placed below the net change in non-cash working capital balances line item, and above total cash flow from/used in operating activities. Please revise the presentation accordingly.

6.   Please clarify that the "due from co-venturers" line item amounts within the investing activities section represents changes in the account balance from the prior year. If so, we suggest that you include a notation to this effect along with the caption.

Summary of Significant Accounting Policies

Oil and Gas Properties

7.   You state that "in applying the full cost method, the Company performs an annual impairment test ("ceiling test")… based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year..."   It is unclear whether there should be a reconciling item for the difference between Canadian and U.S. GAAP rules for calculating impairment. As you know, when calculating the cost center ceiling under US GAAP Rule 4-10(c)(4)(i)(A) of Regulation S-X, the present value of estimated future net revenues should be determined by applying current prices to oil and gas reserves as of the latest balance sheet presented, with the exception of price changes accommodated by existing contractual arrangements. Please expand your disclosure in Note 17 to distinguish between Canadian and U.S. GAAP rules for calculating impairment and to explain why no reconciling item is warranted, if that is your view.

Note 12 – Other Income

8. We note that you have recognized management fees received from a joint venture partner as interest income. Please expand your disclosure to explain the nature of this joint venture so that it is clear why you would not need to offset these fees against your full-cost pool under U.S. GAAP, Rule 4-10 (c)(6)(iii) of Regulation S-X.

Note 17 – Reconciliation to Accounting Principles Generally Accepted in the United States

9. Given the customary format used to present financial information and notes, we believe it would be more conducive to an understanding of the information to present the tabular reconciliations of Canadian to U.S. GAAP before discussing the individual reconciling items. It would also be helpful to differentiate notes addressing the individual reconciling items in either your balance sheet accounts or the statements of operations from those that only provide supplemental information unrelated to the reconciling items.

Note 21 – Oakwell Claim Payable

10. We understand that a liability was recorded in relation to the judgment against the Company by the High Court of the Republic of Singapore. It appears that since you have accrued the liability, with no U.S. GAAP reconciling item, you assessed the payment to Oakwell Engineering Limited as probable. However, your accounting appears to be inconsistent with the view that you express under this heading, stating that you have "valid defenses to prevent the enforcement of the Judgment in Ontario." You have similar remarks under Risk Factors and History and Development of the Company. Please disclose the assumptions used to estimate the recorded liability, and identify the period in which you expected this expenditure to be incurred. It would also be helpful for you to disclose the nature of the claim, and the reasons that the Court ruled against you.

Closing Comments

As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

Direct questions regarding accounting issues and related disclosures to Tracie Towner at (202) 842-5673, or in her absence, to Karl Hiller, at (202) 942-1981. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870.

Sincerely,

H. Roger Schwall
Assistant Director